

04003442

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response...... 12.00	

SECURITIES AND EXCHANGE SECTION
RECEIVED

FEB 18 2004

DIVISION SECTION 17 of the
MARKET REGULATION

SEC FILE NUMBER
8- 15919

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **1/1/03** AND ENDING **12/31/03**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **N.I.S. Financial Services, Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 E. 9th Street

(No. and Street)

Kansas City   **Missouri**   **64106-2627**

(City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carol B. Downey   **816-842-8685**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP

(Name – *if individual, state last, first, middle name*)

.120 W. 12th Street, Suite 1200   **Kansas City,**   **Missouri**   **64105**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, _____Carol B. Downey_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____N.I.S. Financial Services, Inc._____ , as of __December 31_____ , 20 _03___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None
_____

_____

_____

SONNA L. DAY
Notary Public - Notary Seal
STATE OF MISSOURI
Jackson County
My Commission Expires: May 25, 2007

_____
Notary Public

_____
Signature

_____
Title

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Independent accountants' report on internal accounting control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

N.I.S. Financial Services, Inc.
December 31, 2003 and 2002

Contents

The Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 is not included herein as the Company claims exemption from such computation under Section (k)(2)(i), as the Company introduces all customer activity to another regulated financial institution.



Twelve Wyandotte Plaza
120 West 12th Street, Suite 1200
Kansas City, MO 64105-1936
816 221-6300 Fax 816-221-6380



bkd.com

Independent Accountants' Report

Board of Directors of
N.I.S. Financial Services, Inc.
Kansas City, Missouri

We have audited the accompanying statement of financial condition of N.I.S. Financial Services, Inc. as of December 31, 2003, and the related statements of income, stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of N.I.S. Financial Services, Inc. as of and for the year ended December 31, 2002, were audited by other accountants whose report, dated January 28, 2003, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2003 financial statements referred to above present fairly, in all material respects, the financial position of N.I.S. Financial Services, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Solutions for Success

BKD, LLP

Kansas City, Missouri
January 15, 2004

A member of
Moores Rowland

N.I.S. Financial Services, Inc.
Statements of Financial Condition
December 31, 2003 and 2002

Assets

	2003	2002
Cash and cash equivalents	$ 1,216,646	$ 758,645
Receivables		
Concessions	1,380,616	1,206,380
Other	128	764
Investments, at market	1,993,836	1,497,623
Total assets	$ 4,591,226	$ 3,463,412

Liabilities and Stockholder's Equity

Liabilities

	2003	2002
Accrued commissions	$ 666,582	$ 209,982
Payable to parent for federal income tax	155,700	42,435
State income tax payable	134,274	106,620
Other liabilities	11,012	6,691
Total liabilities	967,568	365,728

Stockholder's Equity

	2003	2002
Common stock, $1 par value; 30,000 shares authorized, 20,000 shares issued and outstanding	20,000	20,000
Additional contributed capital	80,042	80,042
Retained earnings	3,523,616	2,997,642
Total stockholder's equity	3,623,658	3,097,684
Total liabilities and stockholder's equity	$ 4,591,226	$ 3,463,412

N.I.S. Financial Services, Inc.

Statements of Income
Years Ended December 31, 2003 and 2002

	2003	2002
Income		
Concessions	$ 9,053,093	$ 10,317,183
Interest	20,697	48,530
Unrealized loss on investments	(1,274)	(14,859)
Other	18,787	23,526
Total income	9,091,303	10,374,380
Expenses		
Commissions	4,172,640	3,127,530
Salaries and related benefits	341,256	314,327
Licenses and registration fees	66,025	46,782
Management fees	576,000	576,000
Other operating expenses	66,335	56,328
Total expenses	5,222,256	4,120,967
Income before Taxes	3,869,047	6,253,413
Provision for Income Taxes	1,543,073	2,512,018
Net Income	$ 2,325,974	$ 3,741,395

N.I.S. Financial Services, Inc.
Statements of Stockholder's Equity
Years Ended December 31, 2003 and 2002

	Common Stock	Additional Contributed Capital	Retained Earnings	Total
Balance, January 1, 2002	$ 20,000	$ 80,042	$ 2,706,247	$ 2,806,289
Net income	—	—	3,741,395	3,741,395
Cash dividends	—	—	(3,450,000)	(3,450,000)
Balance, December 31, 2002	20,000	80,042	2,997,642	3,097,684
Net income	—	—	2,325,974	2,325,974
Cash dividends	—	—	(1,800,000)	(1,800,000)
Balance, December 31, 2003	$ 20,000	$ 80,042	$ 3,523,616	$ 3,623,658

N.I.S. Financial Services, Inc.
Statements of Cash Flows
Years Ended December 31, 2003 and 2002

	2003	2002
Operating Activities		
Net income	$ 2,325,974	$ 3,741,395
Items not requiring (providing) cash		
Net unrealized loss on investment	1,274	14,859
Amortization (accretion) of bond discount/premiums	4,264	(7,443)
Changes in		
Concession receivable	(174,236)	224,151
Interest receivable	—	32,034
Other assets	636	1,219
Accrued commissions	456,600	(39,364)
Payable to parent for federal income tax	113,265	(45,359)
State income tax payable	27,654	64,483
Accounts payable—intercompany	—	(19,424)
Other liabilities	4,321	1,015
Net cash provided by operating activities	2,759,752	3,967,566
Investing Activities		
Purchases of investments	(4,379,756)	(2,439,389)
Proceeds from maturities of investments	3,878,005	2,400,278
Net cash used in investing activities	(501,751)	(39,111)
Financing Activities		
Dividends paid	(1,800,000)	(3,450,000)
Net cash used in financing activities	(1,800,000)	(3,450,000)
Increase in Cash and Cash Equivalents	458,001	478,455
Cash and Cash Equivalents, Beginning of Year	758,645	280,190
Cash and Cash Equivalents, End of Year	$ 1,216,646	$ 758,645
Supplemental Cash Flows Information		
Income taxes paid	$ 1,402,154	$ 2,492,894

N.I.S. Financial Services, Inc.
Notes to Financial Statements
December 31, 2003 and 2002

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

N.I.S. Financial Services, Inc. (the "Company"), a wholly owned subsidiary of CNS Corporation ("CNS"), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of National Association of Securities Dealers (NASD). The Company acts as an agent in regard to the sale of mutual funds to policyholders of Ozark National Life Insurance Company ("Ozark"), also a wholly owned subsidiary of CNS.

Accounts Receivable

Accounts receivable are stated at the amounts billed to customers. The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Accounts receivable are ordinarily due 30 days after the transaction period (monthly and quarterly). Accounts past due more than 120 days are considered delinquent. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer.

Brokerage Income Recognition

Concession income and the related commission expense are recognized on trade date. All concession income is received from Pioneer Funds Distributor, Inc., which acts as principal underwriter of the Pioneer Funds.

Fair Value of Financial Instruments

The carrying amounts reported in the statements of financial condition for cash and cash equivalents, receivables and all liabilities approximate those assets' and liabilities' fair value because of their short-term nature.

Investments consist of government obligations and are valued at their quoted market value with the resulting unrealized gain or loss included in operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

N.I.S. Financial Services, Inc.
Notes to Financial Statements
December 31, 2003 and 2002

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2003 and 2002, cash equivalents consisted of a money market account.

The Company claims exemption from Rule 15c3-3 of the Securities and Exchange Commission and is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

Note 2:   Income Taxes

The Company joins with CNS in filing a consolidated federal income tax return. In accordance with an intercompany tax allocation arrangement, the Company recognizes federal income tax expense and remits to CNS an amount computed at the maximum statutory rate. The Company also recognizes state income tax expense and remits the computed amount directly to the state or to CNS if the state allows the filing of a consolidated return. During 2003 and 2002, the Company made federal income tax payments to CNS of $1,150,734 and $2,067,957, respectively, and state income tax payments of $251,420 and $424,937, respectively.

Note 3:   Related Party Transactions

Service Agreement

The Company has a service agreement with its parent in which office space, equipment, supplies, legal and other services are provided to the Company. The Company's agreement provides that the Company pay $48,000 per month for the years ended December 31, 2003 and 2002.

Note 4:   Net Capital Requirements

The Company is required to maintain minimum net capital as defined by Rule 15c3-1 under the Securities Exchange Act of 1934. Rule 15c3-1 requires minimum net capital to be the greater of $5,000 or $6^2/_3\%$ of aggregate indebtedness.

The Company's ratio of aggregate indebtedness to net capital as defined in the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 was .40 to 1 as of December 31, 2003. The Company is required by regulatory authorities to maintain a ratio of less than 15 to 1. The Company had net capital, as defined, of $2,443,228 as of December 31, 2003, which exceeded the required net capital by $2,378,724.

N.I.S. Financial Services, Inc.
Notes to Financial Statements
December 31, 2003 and 2002

Note 5: Cash Dividends

The Company declared and paid cash dividends to CNS in the amount of $1,800,000 and $3,450,000 in 2003 and 2002, respectively. The Company anticipates making normal distributions to CNS in the future based upon profitability.

Note 6: Pension Plan

The Company participates in the Ozark National Life Insurance Company and Affiliates Retirement Plan ("Plan"). The Plan is a nonqualified defined contribution plan and is subject to the provisions of the Employee Retirement Security Act of 1974. The affiliated companies' annually contribute funds to Ozark relating to their portion of the increase in the Plan's benefit liability. For the years ended December 31, 2003 and 2002, the Company's portion of the Plan's expense was $13,207 and $11,052, respectively.

Note 7: Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

Cash Balances

The Company maintains its cash account with one bank. The total cash balance is insured by the F.D.I.C. up to $100,000. The Company's cash balance of $52,684 is fully insured by the F.D.I.C.

Concession Income and Concession Receivables

The Company's concession income and receivables result from transactions with one broker-dealer. The Company does not require collateral to support the receivables but closely monitors its business with the entity to ensure amounts are settled timely. The Company has concentration of credit risk with respect to these receivables.

Supplementary Information

N.I.S. Financial Services, Inc.
Computation of Net Capital Under Rule 15c3-1
December 31, 2003

Aggregate Indebtedness	$	967,568
Stockholder's Equity	$	3,623,658
Less Nonallowable Assets		
Receivables and other assets		(1,151,997)
Haircuts on securities		(28,433)
Net capital		2,443,228
Less net capital requirements - greater of $5,000 or 6²/₃% of aggregate indebtedness		64,504
Net capital in excess of requirement	$	2,378,724
Ratio of Aggregate Indebtedness to Net Capital		0.40 to 1

Note: The Company is in compliance with the exemption provisions from Rule 15c3-3.

Note: There were no material differences between the computation of net capital and the basic net capital requirement computation included in these financial statements with those previously reported by the Company in the unaudited FOCUS Report Part II A.


LLP

Twelve Wyandotte Plaza
120 West 12th Street, Suite 1200
Kansas City, MO 64105-1936
816 221-6300 Fax 816-221-6380

bkd.com

Supplemental Report on Internal Controls

Board of Directors of
N.I.S. Financial Services, Inc.
Kansas City, Missouri

In planning and performing our audit of the financial statements and supplemental schedule of N.I.S. Financial Services, Inc. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications and comparisons

2.   Recordation of differences required by Rule 17a-13

3.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

**Solutions
for
Success**

A member of

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

Kansas City, Missouri
January 15, 2004